UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

JetPay Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

477177109

(CUSIP Number)

James S. Rowe

Mark A. Fennell, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 477177109	13D

1	NAME OF REPORTING PERSONS Sundara Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Flexpoint Fund II, L.P. (“Flexpoint”), as described in Item 4 hereof.

Page 3 of 6 Pages

CUSIP No. 477177109	13D

1	NAME OF REPORTING PERSONS Laurence L. Stone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON* IN

(1)	Box A is checked with respect to the relationship of the Reporting Persons and Flexpoint, as described in Item 4 hereof.

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) October 28, 2016, as amended by Amendment No. 1 filed with the Commission March 29, 2017, and as further amended by Amendment No. 2 filed with the Commission October 25, 2017 (the “Schedule 13D”) by the Reporting Persons. The Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of JetPay Corporation, a Delaware corporation (the “Issuer”), including shares of Common Stock issuable upon conversion of shares of Series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). This Amendment is being filed as a result of the Reporting Persons’ disposition of all shares of Series A Preferred Stock and Common Stock in the tender offer described herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following disclosure at the end such item:

Prior to the expiration of the Offer on December 4, 2018, the Reporting Persons tendered all of the shares of Series A Preferred Stock and Common Stock beneficially owned by them. On December 6, 2018, Merger Sub accepted for payment all shares validly tendered in the Offer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) As a result of the completion of the Offer, the Reporting Persons no longer have any beneficial ownership of shares of Series A Preferred Stock or Common Stock.

(c) The information set forth in Item 4 hereof is incorporated herein by reference.

(d) Inapplicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on December 6, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Item 6 is hereby amended to add the following disclosure:

The information set forth in Item 4 hereof is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2018

SUNDARA INVESTMENT PARTNERS, LLC

By:	/s/ Laurence L. Stone
	Name:	Laurence L. Stone
	Title:	Managing Member

LAURENCE L. STONE

/s/ Laurence L. Stone